UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 3, 2025

Commission File Number: 0-29374

EDAP TMS S.A.
Parc Activite La Poudrette Lamartine
4/6 Rue du Dauphine
69120 Vaulx-en-Velin - France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ x]      Form 40-F [  ]

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 3, 2025

EDAP TMS S.A.

/s/ KEN MOBECK
KEN MOBECK
CHIEF FINANCIAL OFFICER

EDAP Appoints Glen French to Board of Directors

LYON, France, March 3, 2025 -- EDAP TMS SA (Nasdaq: EDAP) (“the Company” or “EDAP”), the global leader in robotic energy-based therapies, today announced the appointment of Glen French to its Board of Directors.

“We are pleased to welcome Glen to our Board of Directors," said Dr. Lance Willsey, Interim Chairman of the Board of EDAP TMS. “Glen is a highly accomplished executive with extensive business and clinical expertise in the development of innovative new medical devices and technology, and his presence on our Board of Directors will help guide our strategic decision-making as we establish Focal One as the world’s premier robotic HIFU technology platform.”

“As a member of EDAP’s Board of Directors, I have the unique opportunity to join a company that is fundamentally changing the treatment paradigm of prostate cancer,” said Glen French. “Under its new senior leadership, EDAP has transformed itself into a high growth, world-class clinical and marketing organization that is now at the forefront of applying robotic HIFU technology to address significant unmet medical need in large patient populations. As Focal One continues to grow for the management of prostate cancer, I believe this technology can be successfully applied across several other therapeutic areas, including endometriosis, benign prostatic hyperplasia, and pancreatic cancer. I look forward to working with my fellow Board members to help realize the full potential value of EDAP’s leading Focal One platform.”

Mr. French is a highly experienced public and private medical device and technology executive with more than 25 years of experience in the development and commercialization of diagnostic and therapeutic products. He co-founded, built, and sold three medical device companies, and took a fourth company public. For nearly a decade, Glen was the CEO of Pulmonx Corporation (NASDAQ: LUNG), which develops and markets minimally invasive technologies for the diagnosis and treatment of patients with severe emphysema. During his tenure, the company executed four successful randomized controlled clinical trials, each published in world-class peer-reviewed journals, leading to inclusion in global guidelines, and broad and attractive reimbursement. Also under his leadership, Pulmonx experienced more than 20% compound annual revenue growth, and in 2020 executed an initial public offering raising $218.5 million.

Prior to Pulmonx, Glen was President, Pulmonary Endoscopy, Boston Scientific Corporation (BSC). Before BSC, he was CEO and Co-founder of Asthmatx, where he led the company from concept, through clinical studies, product launch, and acquisition by BSC. Prior to Asthmatx, Glen was CEO and Co-founder of Broncus Technologies (now Broncus Holding Corp, 2216.HK), and Director and Co-founder of NDO Surgical. Earlier in his career he held an array of sales and marketing management roles with C.R. Bard, Centocor, and American Hospital Supply Corporation.

Glen currently serves as a member of the Board of Directors of Pulmonx Corporation (NASDAQ:LUNG), Myka Labs, and CoLabs, Inc. He received a B.A. in History from Dartmouth College and an M.B.A. in Marketing and Management from The Wharton School, University of Pennsylvania.

About EDAP TMS SA

A recognized leader in robotic energy-based therapies, EDAP TMS develops, manufactures, promotes and distributes worldwide minimally invasive medical devices for various conditions using ultrasound technology. By combining the latest technologies in imaging, robotics and precise non-invasive energy delivery, EDAP TMS introduced the Focal One® in Europe and in the U.S. as the leading prostate focal therapy controlled by urologists with the potential to expand to multiple indications beyond prostate cancer. For more information on the Company, please visit https://focalone.com.

Forward-Looking Statements

In addition to historical information, this press release contains forward-looking statements within the meaning of applicable federal securities laws, including Section 27A of the U.S. Securities Act of 1933 (the “Securities Act”) or Section 21E of the U.S. Securities Exchange Act of 1934, which may be identified by words such as “believe,” “can,” “contemplate,” “could,” “plan,” “intend,” “is designed to,” “may,” “might,” “potential,” “objective,” “target,” “project,” “predict,” “forecast,” “ambition,” “guideline,” “should,” “will,” “estimate,” “expect” and “anticipate,” or the negative of these and similar expressions, which reflect our views about future events and financial performance. Such statements are based on management's current expectations and are subject to a number of risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among others, the clinical status and market acceptance of our HIFU devices and the continued market potential for our lithotripsy and distribution divisions, as well as risks associated with the current worldwide inflationary environment, the uncertain worldwide economic, political and financial environment, geopolitical instability, climate change and pandemics like the COVID 19 pandemic, or other public health crises, and their related impact on our business operations, including their impacts across our businesses or demand for our devices and services.

Other factors that may cause such a difference may also include, but are not limited to, those described in the Company's filings with the Securities and Exchange Commission and in particular, in the sections "Cautionary Statement on Forward-Looking Information" and "Risk Factors" in the Company's Annual Report on Form 20-F.

Forward-looking statements speak only as of the date they are made. Other than required by law, we do not undertake any obligation to update them in light of new information or future developments. These forward-looking statements are based upon information, assumptions and estimates available to us as of the date of this press release, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete.

Company Contact
Blandine Confort
Investor Relations / Legal Affairs
EDAP TMS SA
+33 4 72 15 31 50
bconfort@edap-tms.com

Investor Contact
John Fraunces
LifeSci Advisors, LLC
(917) 355-2395
jfraunces@lifesciadvisors.com